UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

                       Mediaco Holding Inc.
(Name of Issuer)

                       Class A Common Stock
(Title of Class of Securities)

                       58450D104
(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                       July 28, 2022
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 31,274,134 (See Item 5)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 31,274,134 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,274,134 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 92.4%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 31,274,134 (See Item 5)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 31,274,134 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,274,134 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 92.4%
14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 13 TO SCHEDULE 13D

This Amendment No. 13 to Schedule 13D (the “Amendment”) relates to Class A Common Stock (“Class A Common Stock”) of Mediaco Holding Inc., an Indiana corporation (the “Issuer” or the “Company”).  This Amendment is being filed to amend the Schedule 13D that was originally filed on January 28, 2020, as amended on February 5, 2020, March 30, 2020, April 24, 2020, May 22, 2020, September 2, 2020, September 23, 2020, May 21, 2021, November 29, 2021, December 21, 2021, January 10, 2022, March 24, 2022, and June 30, 2022 (as amended, the “Schedule 13D”). Unless otherwise indicated in this Amendment, all capitalized terms have the meanings indicated to them in the Schedule 13D.

This Amendment is being filed to amend Items 4 and 5 of the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as set forth below:

As previously disclosed, in order to assist the Company in its effort to regain compliance with Nasdaq’s listing requirements by complying with the minimum $2,500,000 stockholders’ equity requirement for continued listing, SG Broadcasting LLC, a company wholly owned by funds managed by Standard General L.P. agreed to convert the outstanding principal and accrued interest under convertible promissory notes held by SG Broadcasting LLC into shares of the Company’s Class A Common Stock, subject to shareholder approval.

On July 26, 2022, the Company’s shareholders approved the issuance of shares of Class A Common Stock upon the conversion of such convertible promissory notes, and, effective as of July 28, 2022, an aggregate of $29,873,646.62 of principal and accrued interest under the convertible promissory notes was converted, in accordance with the terms of the notes, into 12,899,480 shares of Class A Common Stock.

Item 5.  Interest in Securities of the Issuer

Items 5 is hereby supplemented as set forth below.

(a) and (b) See Items 7-13 of the cover pages and Item 2 above.

(c) Other than in connection with the conversion of the convertible promissory notes described above, the Reporting Persons did not effect any transactions in shares of the Company’s Class A Common Stock during the sixty day period prior to the filing of this Schedule 13D.

After giving effect to the conversion of the convertible notes described above, the Reporting Persons beneficially own 13,469,399 shares of the Company’s Class A Common Stock and, as previously reported, also beneficially own 5,413,197 shares of the Company’s Class B Common Stock, which is convertible into Class A Common Stock on a one-for-one basis.

As previously disclosed, the Reporting Persons beneficially own 220,000 shares of Series A Convertible Preferred Stock of the Company (“Series A Preferred Stock”), each share of which is convertible into such number of shares of Class A Common Stock as is determined by dividing: (i) the purchase price of the Series A Preferred Stock plus any accrued dividends by (ii) the average volume-weighted average prices of the Class A Common Stock for the last 30 days prior to the date of determination (the “30-Day VWAP”), determined as of the fifth business day after the date on which notice of conversion is given.  As of July 28, 2022, the shares of Series A Preferred beneficially owned by the Reporting Persons would have been convertible into 12,391,538 shares of Class A Common Stock under the formula described above.

The percentages reported herein are based on a statement in the Company’s proxy statement dated July 8, 2022, as filed with the Securities and Exchange Commission on July 8, 2022, that, as of June 30, 2022, there were 3,141,368 shares of the Company’s Class A Common Stock outstanding.

(d) Not applicable.

(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:	July 29, 2022
STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim